FORM C
TORRO VENTURES CF, LLC

EXHIBIT E – Audited Financial Statements

TORRO VENTURES CF, LLC

BALANCE SHEET
OCTOBER 31, 2024
AND INDEPENDENT AUDITOR'S REPORT

TORRO VENTURES CF, LLC

TABLE OF CONTENTS

HAFEN | BUCKNER

Certified Public Accountants
90 E 200 N
St. George, UT 84770
www.HBEG.com

INDEPENDENT AUDITOR'S REPORT

To the Members
of Torro Ventures CF, LLC

We have audited the accompanying balance sheet of Torro Ventures CF, LLC and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Torro Ventures CF, LLC as of October 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Hafen Buckner, Everett & Graff, PC

HAFEN, BUCKNER, EVERETT, & GRAFF, PC

November 1, 2024

TORRO VENTURES CF, LLC
Statement of Financial Position
As of October 31, 2024

Assets		
Current Assets:		
Cash	$	500
Total current assets		500
Total assets	$	500
Liabilities and net assets		
Current Liabilities:	$	-
Total current liabilities		-
Total liabilities		-
Members' Equity		500
Total Member's Equity		500
Total liabilities & Members' Equity	$	500

The accompanying notes are an integral part of the financial statements.

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Torro Ventures CF, LLC (the company) is a Utah limited liability company formed on September 18,2024 to facilitate the purchase of future accounts receivable in the form of commercial paper from various merchants throughout the United States (collectively the "Merchant Receivables") through Torro, LLC, a Utah limited liability company and affiliate of the Company. The Company has not yet commenced operations and is subject to different and varied risks associated with this type of business.

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the following significant policies:

Accrual Basis of Accounting

The company utilizes the accrual basis of accounting.

Revenue Recognition

It is anticipated that revenues will be recorded as services are provided to customers.

Income Taxes

The Company is taxed as a partnership. In lieu of business income taxes the members of the Company are taxed on their proportionate share of the taxable income of the taxable income of the Company, therefore, no provision or liability for federal income taxes has been included in this financial statement. There were not any operation activities during the audit period and no tax return was due or filed.

Management Review

Subsequent events have been evaluated through October 31, 2024 which is the date of financial statement issuance

NOTE 2: CASH

Cash consists of cash in FDIC insured financial institutions. Bank balances at October 31, 2024 totaled $500 all of which was within insured limits.